
03021145

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549


D.C.
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X| **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

|_| **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ___________

Commission File Number 001-16397

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AGERE SYSTEMS INC. REPRESENTED 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGERE SYSTEMS INC.
1110 AMERICAN PARKWAY NE
ALLENTOWN, PENNSYLVANIA 18109


SEC MAIL
PROCESSING
RECEIVED
JUN 2002
152
WASH. D.C.
SECTION

AGERE SYSTEMS INC.
REPRESENTED 401(k) PLAN

TABLE OF CONTENTS

*Other schedules included in Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are omitted because they are not required



PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Agere Systems Inc.
Employee Benefits Committee

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Agere Systems Inc. Represented 401(K) Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
April 11, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 0 2 2002
WASH. D.C.
152
SECTION

AGERE SYSTEMS INC.
REPRESENTED 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002
(dollars in thousands)

ASSETS

Investment in the Master Trust	$ 85,883
Participant loans	2,195
Total investments	88,078
Receivables:	
Employer's contributions	$ 151
Participants' contributions	354
Total receivables	505
Net assets available for benefits	$ 88,583

The accompanying notes are an integral part of these financial statements.

AGERE SYTEMS INC.
REPRESENTED 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

GENERAL

The Agere Systems Inc. Represented 401(k) Plan (the "Plan" or "ASRP") is a defined contribution plan established as of January 1, 2002, by Agere Systems Inc. ("Agere" or the "Company") to provide a convenient way for U.S. non-management employees to save on a regular and long-term basis. The assets of the Plan are held in a trust (the "Master Trust") managed by Fidelity Management Trust Company (the "Trustee"). The Master Trust consists of the assets of the ASRP and the Agere Systems Inc. Management 401(k) Plan.

The Plan is summarized in the Summary Plan Description that has been made available to all participants. For a complete description of the Plan, participants should refer to the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and incorporates changes to plan qualification requirements under Internal Revenue Code ("IRC") §401(a) that were made by the Economic Growth and Tax Relief Reconciliation Act of 2001.

ELIGIBILITY

Eligible employees of the Company who were participants in the Lucent Technologies Inc. Long Term Savings and Security Plan on December 31, 2001, automatically became participants in the ASRP on January 1, 2002. Other eligible employees must enroll in the ASRP in order to participate. An eligible employee (generally an active employee in a bargaining unit represented by a union, and having at least six months of service) enters the Plan by authorizing a payroll contribution and directing the contribution among various investment options or by rolling over a balance from another qualified plan.

INVESTMENTS

Participants can direct their contributions among nineteen different funds of the Master Trust.

A description of each investment fund is as follows:

- The Capital Guardian International Equity Fund invests primarily in securities of non-US issuers.
- The Morgan Stanley Institutional Fund Trust Small Cap Core Portfolio invests mainly in common stock of small companies with market capitalizations between $50 million and $1 billion.
- The BlackRock Core Bond Total Return Portfolio invests mainly in investment grade bonds with maturities from five to fifteen years. Some of the bond categories are United States Treasuries, asset-backed securities, and corporate bonds.
- The JP Morgan Prime Money Market Fund invests in high quality commercial paper and other short-term debt securities.
- The Vanguard US Growth Fund is a domestic growth fund invested mainly in stocks of large-capitalization United States companies with strong growth and reasonable financial strength.
- The Equity Index Fund invests primarily in stocks that comprise the Russell 3000 Index in proportion to their weighting in the index.
- The Avaya Stock Fund is a closed fund that invests primarily in the common stock of Avaya Inc. ("Avaya") received as a result of the spin-off of Avaya from Lucent Technologies Inc. ("Lucent"), as well as some short-term investments for liquidity purposes. Ownership is measured in units of the fund instead of shares of the stock.
- The Lucent Stock Fund is a closed fund that invests primarily in the common stock of Lucent acquired prior to January 1, 2002, as well as some short-term investments for liquidity purposes. Ownership is measured in units of the fund instead of shares of the stock.

- The Agere Class A Stock Fund invests primarily in Class A common stock of Agere as well as some short-term investments for liquidity purposes. This fund is open to employee contributions and, effective April 1, 2002, the Company began funding the Company matching contribution with newly issued Class A common stock. Ownership is measured in units of the fund instead of shares of the stock.
- The Agere Class B Stock Fund is a closed fund that invests primarily in Class B common stock of Agere received as a result of the spin-off of Agere from Lucent, as well as some short-term investments for liquidity purposes. Ownership is measured in units of the fund instead of shares of the stock.
- The Fidelity Magellan Fund is invested in stock and other securities of domestic and foreign issuers. The fund may invest in growth or value stocks, or both.
- The Fidelity Equity – Income Fund is a growth and income mutual fund normally investing at least 65% of total assets in income-producing equity securities.
- The Fidelity Managed Income Portfolio II Fund invests in investment contracts offered by major insurance companies and in certain types of fixed income securities.
- The Fidelity Freedom Funds are asset allocation mutual funds invested in a combination of underlying Fidelity stock, bond and money market funds. They include Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and Fidelity Freedom 2040 Fund, where the year represents the target retirement horizon year. The Fidelity Freedom Income Fund is designed for those who are already retired. The allocation strategy among the underlying funds contained in each Fidelity Freedom Fund is based on the number of years until the Freedom Fund's target retirement date, and becomes more conservative over time so participants can stay with the same fund before and after retirement.

CONTRIBUTIONS

Employee contributions may be authorized from pay on the basis of weekly pay in $5 increments up to certain limits as set forth in the plan document ("Matched Contributions"). A supplementary contribution may be authorized, if desired, consisting of a total of one or more $5 increments ("Unmatched Contribution") which, when added to the Matched Contribution, results in a total contribution of up to approximately 16% of the employee's basic weekly rate of pay. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The IRC limits the maximum amount of an employee's contribution on a pre-tax basis to $11,000 in 2002. Participants who have completed one year of service, receive a company matching contribution. The company matching contribution is 66 2/3% of the lesser of the amount actually contributed or the first 6% of the participant's eligible compensation, as defined. The Company's matching contributions are initially invested entirely in the Agere Class A Stock Fund but may be reallocated into any other investment option by the participant. Participants are always 100% vested in their contributions to the ASRP, plus earnings thereon. Company matching contributions are vested upon completion of five years of service or upon the occurrence of certain prescribed events, regardless of years of service. Company contributions are not made with respect to Unmatched Contributions. Company contributions (and related earnings) in which a terminated participant is not vested are forfeited. These forfeitures can be offset against future Company contributions. At December 31, 2002, there were no forfeited non-vested amounts.

Eligible employees represented by the International Brotherhood of Electrical Workers ("IBEW") can also direct their payroll deductions to an IBEW sponsored savings trust, which is qualified under IRC § 401(a). Payroll deductions directed to this trust are considered after-tax contributions, and are subject to the same limitations as contributions to the Plan.

LOANS

Active employees participating in the ASRP may access the money in their account through the Plan's loan feature. The minimum loan amount is $1,000 and the maximum is the lesser of $50,000 less the highest outstanding loan balance during the previous twelve months, or 50% of the participant's account balance. Upon default, as defined in the plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amounts. Interest is charged at the prime rate. Loan terms vary and can be up to 15 years for the purchase of a primary residence.

DISTRIBUTIONS

Participants may withdraw all or part of the value of their account, prior to termination from employment, in accordance with the rules set forth in the plan document. Participants who are at least age 59½ may withdraw their entire account balance without penalty. A participant who separates from service at any time and for any reason other than death is entitled to request and receive the entire amount in the participant's account. However, if the value of the participant's account is $3,500 or less, it will be distributed as soon as practicable, after the participant's termination. A participant who retires or separates from service due to permanent disability, may choose to receive a lump sum distribution or an annuity as directed by the participant. When a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies) as soon as practicable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

VALUATION OF INVESTMENTS

The net asset value of the Plan's proportionate share of the Master Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment funds, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information.

PURCHASES AND SALES OF INVESTMENTS

Purchases and sales of investments are recorded on a trade-date basis.

INVESTMENT INCOME

Dividend income is recorded on investments held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments, which consists of the net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

AGERE SYTEMS INC.
REPRESENTED 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

USE OF ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. TAX STATUS

The Company has applied for a determination letter concerning the qualification of the Plan. The Company believes that the Plan is designed and operated to be qualified under §401(a) of the IRC. The Company therefore, also believes that the related trust is exempt from taxation.

4. TERMINATION PRIORITIES

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participants in amounts equal to their respective interests in such assets.

5. PLAN EXPENSES

The Company is responsible for certain administrative fees for the Plan, notably investment management fees, the cost of issuing Agere stock for matching contributions, and the cost of performing non-discrimination testing.

Costs associated with Plan participation that are paid by participants include: (a) expenses incurred by the various investment funds, including management fees and transaction costs such as brokerage commissions, which expenses are reflected in the net asset value of the investment funds; and (b) fees associated with initiating a loan under the Plan, which fees are paid by a participant requesting a loan.

6. PLAN ASSET TRANSFERS

The Company was incorporated in Delaware as a wholly owned subsidiary of Lucent on August 1, 2000. At the time of incorporation and through December 31, 2001, the Company's employees were participants in Lucent's 401(k) plans. The account balances of the Company's employees under the Lucent Technologies Inc. Long Term Savings and Security Plan were transferred to the Plan effective January 1, 2002. There were also transfers between the Plan and the Agere Systems Inc. Management 401(k) Plan during the year.

AGERE SYTEMS INC.
REPRESENTED 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

7. MASTER TRUST INVESTMENTS

The Agere Systems Inc. Management 401(k) Plan and the Plan have undivided interests in the assets of the Master Trust. Investment income and the Plan's interest in the net assets of the Master Trust are allocated based on the participant balances within each fund for each plan. The Plan's interest in the Master Trust was 16% as of December 31, 2002.

A detail by general type of the interests in the Master Trust as of December 31, 2002 at fair value is as follows (in thousands):

Mutual funds	$ 283,100
Interest in common/collective trusts	208,516
Employer securities	20,913
Corporate stocks	16,974
Loans to participants	5,905
Receivables	4,540
Interest bearing cash	2,892
US government securities	73
Corporate debt	71
Administrative fees payable	(110)
	$ 542,874

Changes in net assets for the year ended December 31, 2002 for the Master Trust are as follows (in thousands):

Transfer of participant balances from other plans	$ 679,298
Contributions	65,008
Interest and dividends	169
Net depreciation in market value of investments	(129,373)
Benefits paid to participants	(71,747)
Administrative expenses	(481)
	$ 542,874

8. RELATED PARTY TRANSACTIONS

Certain Plan investments in the Master Trust are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Agere is also a party-in-interest to the Plan under the definition provided in ERISA §3(14). Two of the funds that participants are invested in are the Agere Class A Stock Fund and the Agere Class B Stock Fund, each of which invests primarily in stock of the Company. Therefore, transactions in these funds qualify as party-in-interest transactions.

AGERE SYTEMS INC.
REPRESENTED 401(k) PLAN

Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002

NAME OF ISSUER AND TITLE OF ISSUE	DESCRIPTION	COST	FAIR VALUE
Interest in Group Trust	Master Trust	**	$ 85,882,625
*Participant Loans Receivable	Interest rates ranging from 4.25% to 9.5% and with maturities through 2007		2,195,036
			$ 88,077,661

*Party-in-interest
**Cost is not required for participant directed investments

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer Agere Systems Inc. Represented 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Agere Systems Inc. Represented 401(k) Plan

May 30, 2003

By: ______________________________

John O'Donnell
Director of Benefits



PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-76438) of Agere Systems Inc. of our report dated April 11, 2003 relating to the financial statements and the supplemental schedule of the Agere Systems Inc. Represented 401(K) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, New Jersey
May 30, 2003